Exhibit 21.1

Subsidiaries of Barnes & Noble Education, Inc.

1.	B&N Education, LLC, a Delaware limited liability company.

2.	Barnes & Noble College Booksellers, LLC, a Delaware limited liability company.

3.	BNED Digital Holdings LLC, a Delaware limited liability company.

4.	BNED MBS Holdings, LLC, a Delaware limited liability company

5.	BNED LoudCloud, LLC, a Delaware limited liability company.

6.	LoudCloud Systems Private Limited, an Indian subsidiary.

7.	Promoversity LLC, a Delaware limited liability company.

8.	MBS Textbook Exchange, LLC, a Delaware limited liability company.

9.	MBS Direct, LLC, a Delaware limited liability company.

10.	TXTB.com, LLC, a Delaware limited liability company.

11.	TextbookCenter, LLC, a Delaware limited liability company.

12.	MBS Internet, LLC, a Delaware limited liability company.

13.	MBS Automation, LLC, a Delaware limited liability company.

14.	MBS Service Company, LLC, a Delaware limited liability company.